SciTech Development, Inc.

ANNUAL REPORT

P.O. Box 36927
Grosse Pointe Farms, MI 48236
(313) 938-5517
SciTechSDP.com

This Annual Report is dated April 28, 2026.

BUSINESS

SciTech Development, Inc. is a clinical stage, biopharmaceutical company that has developed a proprietary nano-delivery system to enable intravenous delivery of water-insoluble drugs. The Company was established for the purpose of engaging in scientific, engineering, medical and related research; creating and developing intellectual property as a result of such research; developing, producing, and marketing products for medical, healthcare, or other purposes. The Company has not yet commenced principal operations.

Previous Offerings

Convertible Note Offering CNR#2
- Final amount sold: $3,300,000
- Use of proceeds: Fund general working capital and research & development and clinical trial costs.
- Date of offering: 5/16/2023
- Offering exemption relied upon: Rule 506(b)

Convertible Note Offering CNR#3
- Final amount sold: $5,485,501
- Use of proceeds: Fund general working capital and research & development and clinical trial costs.
- Date of offering: 10/01/2024
- Offering exemption relied upon: Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
SciTech Development is a pre-revenue clinical stage specialty pharmaceutical company that has not yet reached commercialization of its lead drug candidate and as such did not generate revenue in 2025 or 2024.

Operating Expenses
Total Operating Expenses includes costs of clinical trials, drug manufacturing and general and administrative expenses. Total Operating Expenses were $6,588,950 in 2025 and $3,637,296 in 2024. These increased costs were primarily due to increased treatment of patients in the clinical trial and the manufacture of additional batches SciTech's drug, ST-001 to support the trial.

Historical results and cash flows:
The Company is currently in the research and development and clinical stage and is pre-revenue. As such, we are of the opinion that the historical cash flows, which were generated primarily from investments in the form of convertible notes, will not be indicative of future cash flows. As SciTech continues its clinical trial with its lead drug candidate ST-001, the amount of cash expenditures will continue to increase. SciTech's immediate goal is to complete its planned Phase 1a/1b T-Cell clinical trial while evaluating the development of strategic and financial partners to advance through the regulatory process.

In 2025, the Company issued an additional $4,257,500 of "Round Three" unsecured contingently convertible promissory notes. Subsequent to year end, the Company has issued $1,812,500 of "Round Four" convertible notes unsecured contingently convertible promissory notes.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $922,758.

Debt

- Creditor: Convertible Note Investors – Initial Round
- Principal Amount Owed: $602,649
- Interest Rate: 6%
- Maturity Date: Various dates ranging from December 31, 2019 through June 30, 2022

• Material Rights: The outstanding principal and unpaid interest will convert into preferred stock issued in a transaction at a rate of the lesser of (1) 75% of the per price share of the transaction or (2) the price equal to $10,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

• Creditor: Convertible Note Investors – Round One
• Principal Amount Owed: $2,663,082
• Interest Rate: 6%
• Maturity Date: Various dates ranging from December 31, 2021 to June 30, 2025.
• Material Rights: The outstanding principal and unpaid interest will convert into preferred stock issued in a transaction at a rate of the lesser of (1) 75% of the per price share of the transaction or (2) the price equal to $17,500,000 divided by the outstanding shares of the Company immediately prior to the transaction.

• Creditor: Convertible Investors – Round Two
• Principal Amount Owed: $3,300,000
• Interest Rate: 6%
• Maturity Date: June 30, 2025
• Material Rights: The outstanding principal and unpaid interest will convert into preferred stock issued in a transaction at a rate of the lesser of The outstanding principal and unpaid interest will convert into preferred stock issued in a transaction at a rate of the lesser of (1) 82.5% of the per price share of the transaction or (2) the price equal to $35,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

• Creditor: Convertible Investors – Round Three
• Principal Amount Owed: $5,485,501
• Interest Rate: 6%
• Maturity Date: December 31, 2025
• Material Rights: The outstanding principal and unpaid interest will convert into preferred stock issued in a transaction at a rate of the lesser of (1) 87.5% of the per price share of the transaction or (2) the price equal to $45,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Earle T. Holsapple, III
Current primary role: CEO of SciTech Development, Inc.
Positions and offices currently held with the issuer:
• Position: CEO, President & Co-Founder, Director
Dates of Service: January, 2001 - Present
Responsibilities: Manages overall strategic direction, operations and directs the resources of the company.

Name: Louis M. Scarmoutzos, Ph.D.

Current primary role: VP of Operations of SciTech Development, Inc.

Positions and offices currently held with the issuer:

• Position: VP of Operations

Dates of Service: February, 2016 - Present

Responsibilities: Oversees administrative and operational functions of the business and provides assistance to the CEO.

Other business experience in the past three years:

• Employer: Larta Institute

Title: Principal Advisor

Dates of Service: September, 2004 - Present

Responsibilities: Provide commercialization consulting in the life sciences and related industries.

Other business experience in the past three years:

• Employer: MVS Solutions, Inc.

Title: President & Founder

Dates of Service: June, 1999 - Present

Responsibilities: Providing technology commercialization and business development to industry & government.

Other business experience in the past three years:

• Employer: Kollodis BioSciences, Inc.

Title: President & Founder

Dates of Service: July, 2006 - Present

Responsibilities: Provide commercialization and business development direction.

Name: Andrew Stumpf

Current primary role: CFO of SciTech Development, Inc.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer

Dates of Service: April, 2019 - Present

Responsibilities: Andrew is responsible for financial and strategic planning and budgeting, financial reporting and year-end audit and tax filings.

Other business experience in the past three years:

• Employer: Cadillac Casting, Inc

Title: VP Finance, Board Member

Dates of Service: January, 2018 - Present

Responsibilities: Corporate finance, financial and strategic planning, financial reporting and year-end audit and tax filings.

Other business experience in the past three years:
- Employer: Storm Lake Capital, LLC

Title: Partner

Dates of Service: October, 2007 - Present

Responsibilities: Transaction sourcing, due diligence, structuring and execution, and portfolio company management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Provide the above information for all shareholders over 20%: *

Principal Securities Holders
- Stockholder Name: Earle T. Holsapple, III
- Number of Securities Owned: 10,238,288
- Type of Security Owned: Common Shares
- Percentage of Ownership: 49%

- Stockholder Name: Ralph Parchment
- Number of Securities Owned: 5,451,107
- Type of Security Owned: Common Shares
- Percentage of Ownership: 26%

RELATED PARTY TRANSACTIONS

Accounts Payable and Accrued Expenses

At December 31, 2025, the Company owed $36,423 to related parties for consulting fees and allowable reimbursable expenses. The amounts will be repaid under normal business terms.

Accrued Contractor Compensation

At December 31, 2025, the Company owed $668,449 to related parties for independent contractor expenses. The amounts will be repaid according to individual agreements.

Convertible Debt and Accrued Interest

At December 31, 2025, the Company had a convertible debt agreement with a related party in the amount of $30,000. At December 31, 2025, the Company had accrued interest payable of $7,797 related to the convertible debt.

Share-Based Compensation Expense

During the year ended December 31, 2025, the Company incurred share-based compensation expense from related parties in the amount of $251,192.

OUR SECURITIES

Equity
- Name of Security Class: Common Stock
- The amount of security authorized: 26,510,757
- The amount of security outstanding: 20,976,363
- Description of voting rights: One vote per share
- Description of material rights: No material rights associated with common stock.

Stock Option Plan
- Name of Security Class: 2024 Equity Incentive Plan – Option to purchase common stock
- The amount of security authorized: 3,777,174
- The amount of security outstanding: 2,646,463
- Description of voting rights: None
- Description of material rights: No material rights associated with stock options.

Warrants
- Name of Security Class: Warrants
- The amount of security authorized: 1,757,220
- The amount of security outstanding: 1,757,220
- Description of voting rights: None
- Description of material rights: No material rights associated with warrants.

Convertible Notes

Convertible Notes – Initial Round
- Name of the security the note will convert into: Preferred Stock
- Amount Outstanding: $602,649
- Maturity Date: Various dates ranging from December 31, 2019 through June 30, 2022.
- Interest Rate: 6%
- Discount Rate: 25%
- Valuation Cap: $10,000,000
- Conversion Trigger: Qualified Financing of at least $2,000,000
- Description of material rights: No material rights.

Convertible Notes – Round One
- Name of the security the note will convert into: Preferred Stock
- Amount Outstanding: $2,663,082

- Maturity Date: Various dates ranging from December 31, 2021 to June 30, 2025.
- Interest Rate: 6%
- Discount Rate: 25%
- Valuation Cap: $17,500,000
- Conversion Trigger: Qualified Financing of at least $2,000,000
- Description of material rights: No material rights.

Convertible Notes – Round Two
- Name of the security the note will convert into: Preferred Stock
- Amount Outstanding: $3,300,000
- Maturity Date: June 30, 2025.
- Interest Rate: 6%
- Discount Rate: 17.5%
- Valuation Cap: $35,000,000
- Conversion Trigger: Qualified Financing of at least $5,000,000
- Description of material rights: No material rights.

Convertible Notes – Round Three
- Name of the security the note will convert into: Preferred Stock
- Amount Outstanding: $5,485,501
- Maturity Date: December 31, 2025.
- Interest Rate: 6%
- Discount Rate: 12.5%
- Valuation Cap: $45,000,000
- Conversion Trigger: Qualified Financing of at least $8,000,000
- Description of material rights: No material rights.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

RISK FACTORS
THE FOLLOWING RISK FACTORS, SHOULD BE READ CAREFULLY BY YOU AND YOUR LEGAL AND FINANCIAL ADVISORS PRIOR TO MAKING ANY DECISION CONCERNING AN INVESTMENT IN THE COMPANY. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITION (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATIONS AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Limited Operating History; Limited Capital
SciTech Development, Inc., a Delaware corporation (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained.

Patents
The Company has patents granted for its technology in USA, Canada, Great Britain, France and Germany. These patents expire February 6th, 2030. In order to preserve the exclusivity of its technology, the Company

filed an extensive new provisional patent application to the United States Patent and Trademark Office on January 8th, 2025. This application incorporates new claims relating to inventions in the areas of: methods of drug manufacturing, parameters for drug infusion amounts and rates, routes of administration, modes of action and indications for use. This application is expected to yield one or more definitive United States and International patents that will extend the protection of its technology until 2045. The Company's business relies heavily upon obtaining these patents and if the Company cannot obtain grant of these, or the process to obtain patents proves to be overly burdensome, it will severely impact the company's success.

Challenges to developing a viable product
The Company's endeavors are not guaranteed. The Company cannot guarantee that it will be able to develop a commercially viable product. The Company's goal is difficult and challenging and while the Company will use its best efforts to develop effective anti-cancer drugs, the Company cannot assure investors that the Company will ever develop an effective commercially viable product.

The Company may generally be unable to protect or defend its intellectual property
The Company's ability to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its intellectual property, e.g., patents, trademarks, and copyrights. The Company's success will also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and in other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company.
There can be no assurances that competitors, some of whom have substantial resources, will not seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services.
The defense and prosecution of patent and trademark suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling products. The Company will also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

General Risk of the Company's Field
The success of a new player in a competitive marketplace is highly dependent on the execution of the team, but also on things out of the team's control, such as general economic conditions and market and practitioner acceptance, which can be a critical factor that is nearly impossible to predict. If medical practitioners do not appreciate, accept and, ultimately, see value in the Company's product(s), the Company will fail. Even if the

Company is successful, competitors are expected to challenge the Company. And, as is the case with all businesses in any industry, the Company can be sued at any time.

Need for Additional Financing

The Company anticipates that it will need to raise additional funds in the future to meet its operational needs and implement its business and development objectives. To grow and develop its products at the desired pace, the Company intends to raise additional investment dollars following this Offering. There can be no assurances that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Regulatory Approval

The Company may need to navigate regulatory approvals through various Federal agencies, including obtaining FDA approval. Obtaining FDA approval alone can be time consuming, costly, and unpredictable. While the Company can estimate such costs and anticipate certain obstacles, it is impossible to predict what the Company will face when obtaining FDA approval. Ultimately, the Company could fail to obtain FDA approval for its products.

Changes in Customer Tastes and Preferences could Reduce Profitability

The Company's business offers products and technology whose success depends substantially on customer preferences that change in often unpredictable ways. The success of the business depends on the Company's ability to consistently provide technology that meet the changing preferences of the broad customer market. The Company's success therefore depends on its ability to successfully predict and adapt to changing customer tastes and preferences outside as well as inside the United States. Moreover, the Company must invest substantial amounts in development before the Company learns the extent to which technology will earn customer acceptance. If the Company's software does not achieve sufficient customer acceptance and maintain customer acceptance, the Company's revenue will likely decline and adversely affect the profitability of the business.

Rapid Technological Change may Adversely Affect the Company's Business

The Company's ability to remain competitive depends on its ability to develop new and enhanced products and services and to introduce these products and services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services. The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served.

There can be no assurances that the Company will be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services, or successfully adopting and implementing the technology necessary to remain competitive. Failure to do so successfully may adversely affect the Company's business, financial condition, and results of operations.

Intense Competition

The Company's principal competitors have greater financial resources than those available to the Company and thus are in a better position to attract talent, initiate projects, develop new technology, and effect broad market distribution of completed projects. There can be no assurances that the Company consistently will be able to undertake projects that prove profitable to the Company in view of the intense competition to be encountered by the Company in all significant phases of its activities.

The Company's competitors may develop better or more preferred anti-cancer drugs than the Company. The Company's competitors may develop anti-cancer drugs quicker than the Company and if the Company is not first to market that may substantially decrease the Company's chances of being successful.

Risk of Managing Growth

The Company expects to expand its operations by increasing its team and launching its services. The anticipated growth could place a significant strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth will require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company will effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth is likely to have a material adverse effect on the Company's operations.

Dependence on Key Personnel

The Company is highly dependent on the services of its key personnel, including Earle Holsapple, and the loss of his services would have an adverse effect on the future operations of the Company. Under the Company's Certificate of Incorporation and Bylaws, shareholders have very limited powers in the day to day affairs of the Company. Accordingly, no person should purchase convertible notes unless he or she is willing to entrust most aspects of the management of the Company to the members of the Board of Directors and its officers.

The Company will also likely depend on the efforts of other key personnel in the future. The Company may not be able to secure long-term commitments from these key personnel through employment or independent contractor agreements. As a result, the Company may be at risk of losing such key personnel and may also be at risk of liability arising from inadequately or incorrectly documented employment relationships. If such loss or liability were to arise, it could threaten the Company's growth and operations.

Attraction and Retention of Professional and Qualified Personnel

The Company's ability to realize its objectives will be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and there can be no assurance that the Company's results will not be adversely affected by difficulty in attracting and/or retaining qualified personnel.

Control By Existing Shareholders

The current shareholders will have a significant influence on the affairs and management of the Company, as well as on most matters requiring shareholder approval. Such concentration of ownership and control could have the effect of delaying, deferring, or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other shareholders or note holders.

Limited Liquidity in the Absence of a Public Market

The Notes are being offered in a private offering based upon available exemptions from securities laws. There is no public market in which Notes may be sold, and it is not anticipated that any such market will develop in the foreseeable future.

Restrictions on Transfer of Securities

Upon conversion, investors will own unregistered equity securities comprising a minority interest in a privately traded company. The equity securities may not be transferable under certain U.S. securities laws, which require registration or qualification. In such cases, the investors desiring to dispose of the equity securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of the equity securities will not violate the registration or qualification requirement of any relevant securities law. Upon conversion, each investor must become a party to certain shareholder agreements or similar instruments which may provide that a shareholder seeking to sell his or her equity securities must first offer them to the Company, and second to other investors (as defined in such shareholder agreements or similar instruments), each of which have the right of first refusal prior to the equity securities being sold. Furthermore, upon conversion, even if the Company and each investor consent to such sale, and it is permitted by applicable securities law, the market will likely apply minority interest and lack of liquidity discounts to such equity securities, the result being a diminished return for the investor. Additionally, the equity securities will be subject to a bring-along right, so the investor may be required to sell his or her equity securities upon the vote of a supermajority.

Because of potential restrictions on transferability of equity securities, and the fact that no trading market exists or is expected to develop for the equity securities, shareholders are not likely to be able to liquidate their investments or pledge the equity securities as security on a loan in the event of an emergency. Thus, the equity securities should be considered only as a long-term investment. There can be no assurances that the Company will be able to affect a public registration of its equity securities, and the Company currently has no plans to pursue public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Pursuant to the terms of an investors' rights agreement, which investors could be required to execute at the time of conversion of the Notes, in an initial public offering existing shareholders are not permitted to sell their shares in such an offering, and will be required by the underwriter to "lock-up" their shares for a period of time thereafter.

Best Efforts Offering

The Notes are offered by the Company on a "best efforts" basis. No individual, firm, or corporation has agreed in advance to purchase any of the offered Notes. No assurance can be given that any or all of the Notes shall be sold.

Broad Management Discretion in Use of Proceeds

The Company intends to use the net proceeds of this Offering to cover its general operating expenses prior to closing a larger Series A Preferred Stock financing round. The Company may allocate and use such proceeds differently and for other purposes not currently anticipated. Management shall have broad discretion to determine how such proceeds shall be used. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Absence of Merit Review

No state or national authority has reviewed the accuracy or adequacy of the information contained herein nor has any regulatory authority made a merit review of the size or pricing of this Offering, or the compensation paid to officers or directors or other companies under their control, and any dilutive factors therefrom. Therefore, investors must recognize that they do not have all the protections afforded by securities laws to register or qualify offerings in jurisdictions with merit reviews, and must therefore judge for themselves the adequacies of the disclosures, the amounts of compensation, the pricing, dilution and fairness of the terms of this Offering without benefit of prior merit review by authorities.

Risks Associated with Forward-Looking Statements Included in Business Plans

The Company's business plans contain certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included therein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company shall be profitable, that the market for products or services shall not change materially or adversely, and that there shall be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and business decisions (most of which are beyond the control of the Company), are difficult or impossible to predict accurately.

Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements made to prospective investors shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included therein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans of the Company shall be achieved.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

SciTech Development, Inc.
By /s/ *Earle T. Holsapple, III*
Title: CEO and Director

By /s/ *Earle T. Holsapple, III*
Name: Earle T. Holsapple, III
Title: CEO and Director

By /s/ *Andrew Stumpf*
Name: Andrew Stumpf
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

SciTech Development, Inc.
Balance Sheet
Year Ended December 31, 2025
Unaudited

	As of 12/31/2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 922,758
Prepaid Expenses	32,514
Total Current Assets	955,272
Property and Equipment, Net	6,822
TOTAL ASSETS	962,094
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	$ 825,043
Accrued Expenses	2,046,430
Accrued Contractor Compensation	816,773
Current Portion of Notes Payable	-
Current Portion of Convertible Debt	12,048,232
Current Portion of Lease Liability	6,403
Total Current Liabilities	15,742,881
Notes Payable (Net of Current Portion)	-
Lease Liability	3,916
Total Long-Term Liabilities	3,916
Total Liabilities	15,746,797
STOCKHOLDERS' EQUITY	(14,784,703)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 962,094
	0

SciTech Development, Inc.
Statement of Operations
Year Ended December 31, 2025
Unaudited

	12/31/2025
Revenue	$ -
Operating Expenses	
Clinical Trials	1,991,844
Drug Manufacturing	1,915,849
General and Administrative Expenses	2,681,257
Total Operating Expenses	6,588,950
Operating Loss	(6,588,950)
Other Income (Expense)	
Interest Income	89,832
Interest Expense	(638,842)
Other Expense	
Total Other Income (Expense)	(549,010)
Income Before Income Taxes	(7,137,960)
Income Tax (Expense) Benefit	-
Net Loss After Tax	$ (7,137,960)

SciTech Development, Inc.
Statement of Cash Flows
Year Ended December 31, 2025
Unaudited

	12/31/2025
Cash Flows from Operating Activities	
Net Loss	$ (7,137,960)
Adjustments to Reconcile Net Loss to Net Cash	
Provided (Used) by Operating Activities	
Depreciation	-
Share-based Compensation	251,192
Other Non-cash Items	10,320
Increase (Decrease) in	
Prepaid Expenses	(11,871)
Accounts Payable	324,240
Accrued Expenses	1,207,607
Accrued Contractor Compensation	(37,795)
Net Cash Provided (Used) by Operating Activities	(5,394,268)
Cash Flows from Financing Activities	
Payments on Notes Payable	(88,929)
Proceeds from Issuance of Convertible Debt	4,257,500
Net Cash Provided (Used) by Financing Activities	4,168,571
Net Increase (Decrease) in Cash and Cash Equivalents	(1,225,697)
Cash and Cash Equivalents at the Beginning of the Year	2,148,455
Cash and Cash Equivalents at the End of the Year	$ 922,758
	(0)

SciTech Development, Inc.
Statement of Stockholders' Equity
Year Ended December 31, 2025
Unaudited

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at Janury 1, 2025	$ -	$ 210	$ 811,211	$ (8,709,355)	$ (7,897,934)
Share-based Compensation	-	-	251,192	-	251,192
Net Loss	-	-	-	(7,137,960)	(7,137,960)
Balance at December 31, 2025	$ -	$ 210	$ 1,062,403	$ (15,847,316)	$ (14,784,703)
					-

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

NOTE 1 – COMPANY OPERATIONS

SciTech Development, Inc. is a clinical stage, biopharmaceutical company that has developed a proprietary nano-delivery system to enable intravenous delivery of water-insoluble drugs. The Company was established in 2000 for the purpose of engaging in scientific, engineering, medical and related research; creating and developing intellectual property as a result of such research; developing, producing, and marketing products for medical, healthcare, engineering, or other commercial or non-commercial purposes; and engaging in all matters incidental or related thereto, or resulting therefrom. The Company has not yet commenced principal operations and is in the process of raising capital to fund its research and development efforts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company, from time to time during the years covered by these financial statements, may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. At December 31, 2025, the Company did not have cash balances held in a bank depository account in excess of insured limits. Uninsured cash equivalents held in money market funds totaled approximately $922,758.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less or money market funds to be cash equivalents.

Property and Equipment

Management capitalizes expenditures for additions and improvements to property and equipment. Expenditures for maintenance and repairs are charged to general and administrative expense. Property and equipment are carried at cost less accumulated depreciation and amortization. Adjustment to the asset and the related accumulated depreciation accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statement of operations.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the assets at acquisition.

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense for the year ended December 31, 2024 was $50,819.

Interest Expense

Interest expense in the amount of $638,842 has been incurred for the year ended December 31, 2025 and is included in other expenses on the statement of operations.

Research and Development

Research and development costs are charged to operations when incurred and are included in general and administrative expenses.

Accrued Contractor Compensation

The Company enters into agreements with third party and related party contractors that include milestone-based compensation and payment terms. These agreements may include both cash and equity compensation triggered by the achievement of specific, predetermined milestones. The cash component is payable within thirty days of such achievement. The equity component of the agreements is defined as a fixed dollar amount, with the number of shares to be issued determined at the future date of milestone achievement based on the current fair market value of the Company's stock at that date. The cash and equity components of these contracts are accrued over the service period.

Convertible Debt

The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments.

Effective January 1, 2021, the Company early adopted ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.

As of December 31, 2025, there are no conversion options which require bifurcation from the related debt instrument.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under ASC 718, compensation expense related to stock options and warrants granted to employees and to non-employees is measured based on the fair value of the awards on the grant date and is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered. The fair value of each award is estimated on the date of each grant.

Equity Incentive Plan

In June 2024, the Company approved the 2024 Equity Incentive Plan (the "Plan"), which provides for the issuance of stock options, restricted stock, performance shares and performance units, and other equity-based awards to employees, directors, and consultants. The Plan is administered by officers of the Company as authorized by the Board of Directors.

As of December 31, 2025, 3,777,174 shares were authorized for issuance under the Plan, of which 1,130,711 shares remained available for future grants.

Stock Options and Warrants

Service condition stock options and warrants were granted with an exercise price equal to the fair market value of the common stock on the date of grants and have a 10-year contractual term. The vesting period of stock options include immediate, ratable, and custom schedule. The Company has elected to recognize compensation cost is on a straight-line method and to estimate fair values for each tranche using a single expected term assumption for the entire grant.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for options granted during the year ended December 31, 2025. There were no warrants granted during the year.

Assumption	Stock Options	Warrants
Expected term (years)	5.0 - 6.0	n/a
Expected volatility	90%	n/a
Risk-free interest rate	3.70%	n/a
Expected dividend yield	0.00%	n/a
Forfeiture rate	n/a	n/a
Weighted average grant date fair value	$ 0.34	n/a

The expected term represents the period that the options or warrants are expected to be outstanding and due to the lack of historical data is based on the SAB 110 simplified method of using the mid-point between the vesting term and the contractual term. Expected volatility is based on comparable public companies for a three-year period. The risk-free interest rate is based on the yield of U.S. Treasury securities with a term consistent with the expected term. The Company has not paid dividends and does not anticipate paying dividends in the foreseeable future; therefore, the expected dividend yield is assumed to be zero. A forfeiture rate was not factored due to lack of any historical experience.

Income Taxes

The Company is treated as a corporation under the Internal Revenue Code. Income taxes are provided for at the applicable rates on the basis of items included in the determination of income for financial reporting purposes.

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

The Company's effective income tax rate differs from what would be expected if the Federal and State statutory rates were applied to income from continuing operations primarily because of amounts expensed for financial reporting that are not deductible for tax purposes and items taxable and deductible for tax purposes which are not includable for financial reporting.

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

Deferred Income Taxes

Deferred income taxes are provided for temporary differences between financial reporting and income tax purposes under the provisions of Accounting for Income Taxes, which requires deferred income taxes be computed on the liability method and deferred tax assets are recognized only when realization is more likely than not. The principal temporary differences arise from the use of an accelerated depreciation method for tax returns and a straight-line and accelerated depreciation method for financial statements. The temporary differences are included annually on the balance sheet and on the statement of operations as an adjustment to deferred income taxes.

Subsequent Events

The Company has performed a review of events subsequent to the balance sheet date through April 14, 2025 and has determined that there are no material subsequent events that have occurred during this period, except as disclosed in Note 12.

NOTE 3 – RELATED PARTY TRANSACTIONS

Accounts Payable and Accrued Expenses

At December 31, 2025, the Company owed $36,423 to related parties for consulting fees and allowable reimbursable expenses. The amounts will be repaid under normal business terms.

Accrued Contractor Compensation

At December 31, 2025, the Company owed $668,449 to related parties for independent contractor expenses. The amounts will be repaid according to individual agreements, as defined in Note 2.

Convertible Debt and Accrued Interest

At December 31, 2025, the Company had a convertible debt agreement with a related party in the amount of $30,000. At December 31, 2025, the Company had accrued interest payable of $7,797 related to the convertible debt.

Share-Based Compensation Expense

During the year ended December 31, 2025, the Company incurred share-based compensation expense from related parties in the amount of $251,192.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under generally accepted accounting principles are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Money market funds: Valued at the daily closing price as reported by the fund. The money market funds are open-end funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The money market funds are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The following table presents the Company's fair value hierarchy for the above assets measured at fair value on a recurring basis as of December 31, 2025.

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 922,758	$ 0	$ 0

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2025:

Equipment	$	8,682
Less: accumulated depreciation		1,860
	$	6,822

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2025:

Accrued operating expenses	$ 523,557
Accrued payroll and income taxes	16,247
Accrued contractor reimbursements	126,949
Accrued interest	1,379,676
	$ 2,046,430

NOTE 7 – ACCRUED CONTRACTOR COMPENSATION

At December 31, 2025, accrued contractor compensation is $816,773.

NOTE 8 – NOTE PAYABLE

The Company entered into a note payable agreement with a third party totaling $88,929 at December 31, 2024. The note was fully repaid as of December 31, 2025.

NOTE 9 – CONVERTIBLE DEBT

Convertible debt consists of the following at December 31, 2025:

	Principal	Accrued Interest	Total
Initial Round	$ 602,649	$ 234,700	$ 837,349
Round One	2,663,082	528,978	3,192,060
Round Two	3,300,000	360,305	3,660,305
Round Three	5,485,501	255,665	5,738,166
Total convertible debt	12,048,232	1,379,648	13,427,880
Less: portion past due	6,565,731	1,123,983	7,689,714
Less: portion due within one year	5,482,501	255,665	5,738,166
Long term portion	$ 0	$ 0	$ 0

Total interest incurred on convertible debt and the third-party note payable included in Note 8 was $638,842 for the year ended December 31, 2025.

Initial Round

Term:

During 2016 through 2021, the Company issued $602,649 of "Initial Round" unsecured contingently convertible promissory notes. The notes accrue interest at 6% and were payable in full, along with any accrued interest, at various dates ranging from December 31, 2019 through June 30, 2022.

Automatic preferred stock conversion:

For $175,000 of the Initial Round notes, in the event the Company issues and sells shares of its preferred stock on or before the date of repayment in full of this note, resulting in gross proceeds to the Company of at least $2,000,000 (including conversion of the notes), then the outstanding principal and unpaid interest will automatically convert into such preferred stock issued in the transaction at a rate of the lesser of (1) 75% of the per price share of the transaction or (2) the price equal to $10,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

For $427,649 of the Initial Round notes, the preferred conversion option includes the lesser of (1) 75% of the per share price of the transaction or (2) the price equal to

$8,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

Common stock conversion option:

For $175,000 of the Initial Round notes, if the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $10,000,000 divided by the outstanding shares as of the maturity date.

For $427,649 of the Initial Round notes, if the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $8,000,000 divided by the outstanding shares as of the maturity date.

Initial Round

Past due:

As of December 31, 2025, these notes were past due and the outstanding principal and accrued interest is due and payable in cash.

Round One

Term:

During 2019 through 2024, the Company issued $2,663,082 of "Round One" unsecured contingently convertible promissory notes. The notes accrue interest at 6% and were payable in full, along with any accrued interest at various dates ranging from December 31, 2021 to June 30, 2025.

For $730,000 of the Round One notes, the preferred conversion option includes the lesser of (1) 75% of the per share price of the transaction or (2) the price equal to $8,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

Automatic preferred stock conversion:

For $1,933,082 of the Round One notes, in the event the Company issues and sells shares of its preferred stock on or before the date of repayment in full of this note, resulting in gross proceeds to the Company of at least $2,000,000 (including conversion of the notes), then the outstanding principal and unpaid interest will automatically convert into such preferred stock issued in the transaction at a rate of the lesser of (1) 75% of the per price share of the transaction or (2) the price equal to $17,500,000 divided by the outstanding shares of the Company immediately prior to the transaction.

<u>Common stock conversion option:</u>

For $1,933,082 of the Round One notes, if the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $10,000,000 divided by the outstanding shares as of the maturity date.

For $730,000 of the Round one notes, if the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $8,000,000 divided by the outstanding shares as of the maturity date.

<u>Past due:</u>

As of December 31, 2025, these notes were past due and the outstanding principal and accrued interest is due and payable in cash.

Round Two

<u>Terms:</u>

During 2023 and 2024, the Company issued $3,300,000 of "Round Two" unsecured contingently convertible promissory notes. The notes accrue interest at 6% and are payable in full, along with any accrued interest on June 30, 2025.

<u>Automatic preferred stock conversion:</u>

In the event the Company issues and sells shares of its preferred stock on or before the date of repayment in full of this note, resulting in gross proceeds to the Company of at least $5,000,000 (including conversion of the notes, but excluding convertible notes dated prior to May 2023), then the outstanding principal and unpaid interest will automatically convert into such preferred stock issued in the transaction at a rate of the lesser of (1) 82.5% of the per price share of the transaction or (2) the price equal to $35,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

 If the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $20,000,000 divided by the outstanding shares as of the maturity date.

Round Three

<u>Terms:</u>

During 2024 and 2025, the Company issued $5,482,500 of "Round Three" unsecured contingently convertible promissory notes. The notes accrue interest at 6% and are payable in full, along with any accrued interest on December 31, 2025.

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

Automatic preferred stock conversion:

In the event the Company issues and sells shares of its preferred stock on or before the date of repayment in full of this note, resulting in gross proceeds to the Company of at least $8,000,000 (including conversion of the notes, but excluding convertible notes dated prior to May 2024), then the outstanding principal and unpaid interest will automatically convert into such preferred stock issued in the transaction at a rate of the lesser of (1) 87.5% of the per price share of the transaction or (2) the price equal to $45,000,000 divided by the outstanding shares of the Company immediately prior to the transaction.

Common stock conversion option:

If the debt is not converted to preferred stock based upon a qualified financing prior to the maturity date, the Company has the option to convert the outstanding principal and interest into shares of common stock at the rate of $25,000,000 divided by the outstanding shares as of the maturity date.

NOTE 10 – STOCK OPTIONS

Option activity for the year ended December 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Contractual Term (Years)
Outstanding at January 1, 2025	2,087,117	$	0.55	8.82
Options issued	559,346	$	0.55	9.69
Options exercised	0		n/a	n/a
Options expired	0		n/a	n/a
Outstanding at December 31, 2025	2,646,463	$	0.55	9.01
Vested at December 31, 2025	2,464,396	$	0.55	9.00

For the year ended December 31, 2025, total compensation expense recognized related to awards was $251,192. As of December 31, 2025, there was $32,582 of unrecognized compensation cost related to unvested stock options, which are expected to be recognized over a weighted-average period of 1.68 years.

SCITECH DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS – UNAUDITED
December 31, 2025

NOTE 11 – WARRANTS

Warrant activity for the year ended December 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Outstanding at January 1, 2025	1,757,220	$ 0.29	4.21
Warrants issued	0	n/a	n/a
Warrants exercised	0	n/a	n/a
Warrants expired	0	n/a	n/a
Outstanding at December 31, 2025	1,757,220	$ 0.29	4.21
Vested at December 31, 2025	1,757,220	$ 0.29	4.21

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2025, the Company issued $1,812,500 of "Round Four" unsecured contingently convertible promissory notes.

Subsequent to the year ended December 31, 2025, the Company issued 67,881 Stock Options under the 2024 Equity Incentive Plan.

I, Earle T. Holsapple III, the CEO of SciTech Development, Inc. (Company Name), hereby certify that the financial statements of SciTech Development, Inc. (Company Name) and notes thereto for the periods ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects.

SciTech Development, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 21, 2026 (Date of Execution).

DocuSigned by:

Earle Holsapple _____ (Signature)
9CD6A394F1D7420...
Earle T. Holsapple III

CEO_____ (Title)

4/21/2026
_____ (Date)